Exhibit BB

41.  Attach as Exhibit BB policies and procedures implemented by the applicant regarding its use of the security-based swap transaction information that it receives from a market participant, any registered entity, or any person for non-commercial and/or commercial purposes.

For policy of Commercialization:

POLICY STATEMENT
DTCC DATA REPOSITORY (U.S.) LLC USE OF SDR INFORMATION

DTCC Data Repository (U.S.) LLC ("Company") receives and collects swap data in the ordinary course of its swap data repository services from various market participants and registered entities for the purpose of maintaining a centralized recordkeeping facility for swaps. The collection and maintenance of this data is designed to enhance transparency, promote standardization and reduce systemic risk by making this data available to regulators and the public pursuant to applicable law and regulation. It is neither the current purpose nor intent of Company to engage in any activity with regard to nonpublic SDR information, for either commercial or non-commercial purposes, except in compliance with applicable regulation.

If the Company were to determine that it would be in its interest to change this Policy, the following steps would be required:

- Board approval of such activity.

- Development of appropriate procedures and policies that any such activity does not:

1) interfere with the obligations of reporting to regulators pursuant to applicable regulations;
2) infringe on the integrity of the data; or
3) reduce in any fashion the level of confidential treatment, security and privacy with which the data is maintained in accordance with applicable regulations.

- Written notification to applicable regulators of the change in policy along with copies of all adopted policies and procedures.

- Written notification to Participants as provided in the Company's Operating Procedures.